UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

IP TECHNOLOGY SERVICES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-53827 Commission File Number	26-0378308 (I.R.S. Employer Identification Number)

1526 East 21st Street

New York, New York 11210

(Address of principal executive offices)

(212) 363-7500

(Issuer’s Telephone Number)

May 23, 2011

IP TECHNOLOGY SERVICES, INC.

1526 East 21st Street]

New York, new York 11210

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

May 23, 2011

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of IP Technology Services, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of May 20, 2011 of the outstanding shares of common stock, par value $0.0001 per share, of IP Technology Services, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

This Information Statement is being mailed on or about May 23, 2011, by the Company to the holders of record of shares of its Common Stock as of the close of business on May 23, 2011. On the record date, 2,500,000 shares of common stock were issued and outstanding. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in the majority of the Board.

CHANGE OF CONTROL

On May 18, 2011, Joseph Levi, the Company’s President, Chief Executive Officer, Chief Financial Officer, director and the holder of 2,301,000 shares of the Company’s common stock (the “Shares”), entered into a Stock Purchase Agreement with R-Squared Partners, pursuant to which Mr. Levi sold the Shares to R-Squared Partners. Immediately following such transaction, R-Squared Partners beneficially owns approximately 92% of the Company’s issued and outstanding common stock.

CHANGE IN MAJORITY OF DIRECTORS

On May 18, 2011, Joseph Levi, the sole director of the Company, approved an increase in the authorized number of directors of the Company from one to two. On May 18, 2011, Neil Rock was appointed to the Company’s board of directors to fill the vacancy created by this newly created position. In addition, on May 18, 2011, Mr. Levi resigned as President, Chief Executive Officer, Chief Financial Officer and as a member of the board of directors of the Company. Mr. Rock was also appointed as President of the Company. Mr. Rock has voting and dispositive control of the shares held by R-Squared Partners which were acquired from Mr. Levi. Mr. Levi’s resignation from the board of directors will take effect on or about the 10th day following the mailing of this Information Statement to our stockholders.

Following the effectiveness of Mr. Levi’s resignation from the board of directors, the new executive officers and directors of the Company will be as follows:

Name	Age	Position
Neil Rock	26	President and Chairman of the Board of Directors

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our board of directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

A shareholder vote was not required and was not taken with respect to the election of the new director.

To the best of the Company’s knowledge, the incoming directors, were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as disclosed herein. To the best of the Company’s knowledge, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws.

Voting Securities

Our authorized capital stock consists of 99,000,000 shares of common stock at a par value of $0.0001 per share.  As of May 20, 2011, there were 2,500,000 shares of the Company’s common stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of May __, 2011 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
R-Squared Partners (1)	2,301,000	92.1%
Officers and Directors as a Group (1 person)	2,301,000	92.1%

(1) Neil Rock, the Company’s President and director has voting and dispositive control over the shares held by R-Squared Partners.

Changes to the Board of Directors

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The directors serve one year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the board of directors or committees performing similar functions due to the limited scope of our operations in the past but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Company’s sole director. There are no family relationships among any of the directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the directors or executive officers.

Resigning Director

Joseph Levi, President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors

Joseph Levi has been our President, Chief Executive Officer, Chief Financial and director since our inception on June 6, 2007. Since September 2003, Mr. Levi has been a partner at the law firm of Levi and Korsinsky, LLP. From September 1995 to September 2003, Mr. Levi was a litigation associate at various law firms. Mr. Levi has a BS Degree in Electrical Engineering from Polytechnic University (1984), an MS in System Engineering from Polytechnic University (1986) and a JD from Brooklyn Law School (1995). From April 1992 to June 1995, Mr. Levi was a principal in a computer network consulting practice. From June 1988 to May 1992, Mr. Levi was a corporate sales manager for a computer sales and services firm. From June 1984 to May 1988, Mr. Levi was an engineer at ITT Avionics. Following his resignation as President and as a member of the board of directors, Mr. Levi will continue to serve as Chief Executive Officer and Chief Financial Officer of the Company.

Incoming Director and Officer

Mr. Rock has served as an associate at Goldstrand Investments Inc., a New York-based private investment group, since January 2010.  Prior to joining Goldstrand Investments, Mr. Rock was an analyst at Lake Partners, Inc., an investment management firm, from March 2007 through December 2010. Mr. Rock is 26 years old.

Executive Compensation

We have not had compensation arrangements in place for our executive officers and have not finalized any plan to compensate our executive officers in the future for their services. We intend to enter into employment agreements with our executive officers in the near future We expect that the compensation arrangements may be comprised of a combination of cash and/or equity awards.

Transactions with Related Persons, Promoters and Certain Control Persons

None.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended September 30, 2010, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Director Independence

None of our directors is independent as defined under the Nasdaq Marketplace Rules.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Board Leadership Structure and Role in Risk Oversight

Although we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, we have traditionally combined these roles.  Joseph Levi has served as our Chairman and Chief Executive Officer since inception.  Following the effectiveness of Mr. Levi’s resignation from the board of directors, these roles will be separated, which we believe is currently in the best interests of the Company and its shareholders.

Our sole director receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. Our sole director focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensure that risks undertaken by us are consistent with the board’s appetite for risk. While the sole director oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

Board Meetings

During the year ended September 30, 2010, our sole director acted by unanimous consent on [xx] occasions.

Committees of the Board of Directors

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning director nominees, executive officer compensation.

Audit Committee

Presently the board of directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, IP Technology Services, Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

IP Technology Services, Inc.

DATED: May 23, 2011	By:	/s/ Neil Rock
Neil Rock
President